UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                                 Amendment No. 2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  TRIPOS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.005 PER SHARE
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                         (Title of Class of Securities)

                                    896928108
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                                 (CUSIP Number)

                                                 with a copy to:
Thomas Wirth, Esq.                               Bernard S. Kramer, Esq.
LION bioscience Aktiengesellschaft               McDermott, Will & Emery
Im Neuenheimer Feld 515-517                      227 West Monroe Street
D-69123 Heidelberg, Germany                      Chicago, Illinois 60606
Tel. No.: 49 (6221) 4038-296
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 12, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 896928108
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1    NAME OF REPORTING PERSON
         LION BIOSCIENCE AKTIENGESELLSCHAFT
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         N/A

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [  ]
                                                                     (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
         WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         GERMANY

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                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 -0-
BENEFICIALLY                                ____________________________________
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ____________________________________
                                            9    SOLE DISPOSITIVE POWER
                                                 -0-
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

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14   TYPE OF REPORTING PERSON
         CO

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

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

               This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $.005 per share (the "Common Stock") of Tripos, Inc., a Utah corporation ("Tripos" or the "Issuer"), having its principal executive offices at 1699 South Hanley Road, St. Louis, Missouri 63144, and amends the statement on Schedule 13G filed by the Reporting Person on February 16, 2000, as amended by Amendment No. 1 to Schedule 13D filed on February 12, 2001 (the "Prior Amendment").

ITEM 2.  IDENTITY AND BACKGROUND

               (a), (b) & (c)

               This Amendment No. 2 to Schedule 13D is filed by LION bioscience AG, a German stock corporation duly incorporated under German law and registered in the commercial register Heidelberg under HRB 5706 ("LION" and the "Reporting Person"), whose business address is Im Neuenheimer Feld 515-517, D-69123 Heidelberg, Germany.

               LION is engaged in the business of enterprise-wide R&D data analysis and information management systems and solutions for the life sciences and, particularly, the healthcare industry. The overall integration system is i-biology. i-biology solutions are offered to partners and form the basis for LION's internal IT-driven drug discovery efforts on nuclear receptors.

               (d) & (e)

               Schedule A to the Prior Amendment contains a list of the members of the supervisory and management boards of LION and the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

               During the last five years, LION and, to the best knowledge of LION, none of the persons named on Schedule A to the Prior Amendment has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

               (f)  LION is a German stock corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION

               On February 12, 2002, LION sold its entire interest in Tripos in a private transaction for $26.444 per share. As a result of this sale LION ceased to be a beneficial owner of Tripos.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) As of the date hereof, LION beneficial owns 0 of the outstanding shares of Common Stock of Tripos. Such shares represent in the aggregate approximately 0% of the outstanding shares of Common Stock of Tripos.

               (b) As a result of the sale described in Item 4 above, LION has no sole or shared power to vote any shares of Tripos.

               (c) Except as described in Item 4 above, LION has not effected any transaction in the Common Stock of Tripos since the Prior Filing.

               (d) No other person is known to LION to have the right to receive or the power to direct dividends from, or proceeds from the sale of, the Common Stock of Tripos.

               (e)  February 12, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2002



                                   LION BIOSCIENCE AKTIENGESELLSCHAFT



                                   By:      /s/ Friedrich von Bohlen
                                      -----------------------------------------
                                   Name:    Friedrich von Bohlen
                                   Title:   Chairman and Chief Executive Officer